FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated: July 17, 2012
Capped Knock-Out Notes (CBEN) Linked to the Common Stock of Apple Inc. due August 7, 2013
Greater of contingent minimum return and underlying stock return up to a cap if the downside barrier is not breached
Full downside exposure if the downside barrier is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of the common stock of Apple Inc.. The notes do not pay coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if the Closing Price of the Underlying Stock declines by more than 20.00% from the Initial Stock Price to the Final Stock
Price, as measured on the Final Valuation Date. If the Closing Price of the
Underlying Stock does not decline from the Initial Stock Price to the Final
Stock Price by more than 20.00%, investors will be entitled to receive a return on their investment equal to the greater of (a) the Contingent Minimum Return of
10.00% and (b) the Underlying Stock Return, subject to the Maximum Return of
21.30% . Any Payment at Maturity is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:                   2515A1 L2 5
Issuer:                  Deutsche Bank AG, London Branch
Maturity/Tenor:          Approximately 12 months
Underlying Stock         Common Stock of Apple Inc. (Ticker: AAPL)
Face Amount:             $1,000 per note
Knock-Out                Event:  A Knock-Out  Event occurs if the
                         Final Stock Price is less than the Knock-Out Level.
Knock-Out Level:         80.00% of the Initial Stock Price
Contingent Minimum
Return:                  10.00%
Maximum Return:          21.30%
Payment at Maturity:     [] If a Knock-Out Event has occurred:
                                 $1,000 + ($1,000 x Underlying Stock Return)
                         [] If a Knock-Out Event has not occurred:
                         $1,000 + [$1,000 x the greater of (i) the Contingent
                         Minimum Return and (ii) the Underlying Stock Return,
                         subject to the Maximum Return]
Underlying Stock Return: Final Stock Price -- Initial Stock Price
                                    Initial Stock Price
Initial Stock Price:     The Closing Price of one share of the Underlying
                         Stock on the Trade Date, divided by the Stock
                         Adjustment Factor on the relevant date of calculation
Final Stock Price:       The Closing Price of one share of the Underlying
                         Stock on the Final Valuation Date
Stock Adjustment Factor: Initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the
                         Underlying Stock
Trade Date:              July 20, 2012
Settlement Date:         July 25, 2012
Final Valuation Date:    August 2, 2013
Maturity Date:           August 7, 2013
Fees and Commissions:    JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC
                         and its affiliates will act as placement agents for
                         the notes and will receive a fee from the Issuer that
                         will not exceed $10.00 per $1,000 Face Amount of
                         notes, but may forgo any fees for sales to certain
                         fiduciary accounts for which JPMorgan Chase Bank,
                         N.A. or its affiliates acts in a fiduciary capacity.
                         For more information see "Supplemental Plan of
                         Distribution" in the accompanying term sheet No.1576AZ.

For more information regarding this offering, please refer to the term sheet No.
1576AZ on the SEC website at [ ].

NOTE CHARACTERISTICS

[]   Receive the greater of the Contingent Minimum Return or the Underlying
     Stock Return, up to the Maximum Return, if a Knock-Out Event does not occur.

[]   Full downside exposure if Knock-Out Event occurs

Risk Considerations

[]   Appreciation potential capped by the Maximum Return.

[]   You will lose a significant portion or all of you investment in the notes if the Final Stock Price has decreased, as compared to the Initial Stock
     Price, by more than 20.00%.

[]   Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.

[]   Any payment on the notes is subject to the creditworthiness of the Issuer.

[]   The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.

[]   Additional risk factors can be found on the last two pages of this fact sheet.

Hypothetical Return at Maturity

[GRAPHIC OMITTED]

  NOT FDIC / NCUA INSURED OR GUARANTEED * M AY LOSE V ALUE NO BANK GUARANTEE *
                                 NOT A DEPOSIT
             NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL
                                     AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Underlying Stock Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of notes, a Knock-Out Level equal to 80.00% of the Initial Stock Price, a Contingent Minimum Return of 10.00% and a Maximum Return on the notes of 21.30%.

Underlying Stock Return	Return on Notes	Payment at Maturity
100.00%	21.30%	$1,213.00
80.00%	21.30%	$1,213.00
60.00%	21.30%	$1,213.00
40.00%	21.30%	$1,213.00
21.30%	21.30%	$1,213.00
20.00%	20.00%	$1,200.00
10.00%	10.00%	$1,100.00
5.00%	10.00%	$1,100.00
0.00%	10.00%	$1,100.00
-5.00%	10.00%	$1,100.00
-10.00%	10.00%	$1,100.00
-20.00%	10.00%	$1,100.00
-40.00%	-40.00%	$600.00
-60.00%	-60.00%	$400.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF A SIGNIFICANT PORTION OR ALL OF YOUR INITIAL INVESTMENT – The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and on the performance of the Underlying Stock.  If a Knock-Out Event occurs, your investment will be fully exposed to any decline in the price of the Underlying Stock, and you will lose a significant portion or all of your investment in the notes.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN  – If a Knock-Out Event does not occur, you will be entitled to receive at maturity a return reflecting the performance of the Underlying Stock, subject to the Contingent Minimum Return of 10.00% and the Maximum Return of 21.30%.  If a Knock-Out Event occurs, you will be entitled to receive at maturity a return reflecting the negative performance of the Underlying Stock.  Therefore, regardless of whether or not a Knock-Out Event occurs, the maximum Payment at Maturity will be $1,213.00 per $1,000 Face Amount of notes, and you will not benefit from any increase in the level of the Underlying Stock in excess of 21.30%.  Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

YOU WILL NOT BE ENTITLED TO RECEIVE THE CONTINGENT MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS - If the Final Stock Price is less than the Knock-Out Level, you will not be entitled to receive the Contingent Minimum Return.  Under these circumstances, your investment will be fully exposed to the decline of the Underlying Stock during the term of the notes, and you will lose a significant portion or all of your investment.

THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING STOCK — The return on your notes may not reflect the return you would realize if you directly invested in the Underlying Stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of the Underlying Stock would have.

ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Initial Stock Price, Closing Price of the Underlying Stock and the Final Stock Price for certain adjustment events affecting the Underlying Stock, including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of the Underlying Stock or another party makes a partial tender or partial exchange offer for the Underlying Stock. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the notes may be materially and adversely affected.

SINGLE STOCK RISK — The price of the Underlying Stock can rise or fall sharply due to factors specific to the Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the
Underlying Stock and its issuer, please see “The Underlying Stock” and Apple Inc. in term sheet No. 1576AZ and the issuer’s SEC filings referred to in those sections.

WE HAVE NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING STOCK – The issuer of the Underlying Stock is not an affiliate of ours and is not involved in any way in any of our offerings of the notes pursuant to this term sheet. Consequently, we have no control over the actions of the issuer of the Underlying Stock, including any corporate actions of the type that would require the calculation agent to adjust the Payment at Maturity. The issuer of the Underlying Stock has no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuer of the Underlying Stock.

IF THE PRICE OF THE UNDERLYING STOCK CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Underlying Stock. Changes in the market price of the Underlying Stock may not result in a comparable change in the value of your notes.

PAST PERFORMANCE OF THE UNDERLYING STOCK IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Underlying Stock over the term of the notes may bear little relation to the historical prices of the Underlying Stock and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying Stock or whether the performance of the Underlying Stock will result in the return of any of your investment.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the price of the Underlying Stock will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions. Such trading and hedging activities may affect the Underlying Stock and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Stock on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying Stock. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – We expect to treat the notes for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you generally should not recognize taxable income or loss prior to the maturity or disposition of your notes and (ii) your gain or loss on the notes generally should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, Treasury and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No.1576AZ, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1576AZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.